
CHX
Chicago Stock Exchange



14010709

June 30, 2014

VIA ELECTRONIC AND OVERNIGHT MAIL

Mr. Chris Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

Re: Chicago Stock Exchange - Form 1 Submission

Dear Mr. Grobbel:

Enclosed in accordance with Section 6 of the Securities and Exchange Act and Exchange Act Rule 6a-2, please find an original and two copies of Form 1 – Amendment to Application for Registration as a National Securities Exchange submitted by the Chicago Stock Exchange.

If you have any questions about the enclosures, please contact me at (312) 663-2937.

Sincerely,

James G. Ongena
Senior Vice President and
General Counsel

Enclosures

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1

Amendment to an Application for Registration as a National Securities Exchange

Period Covered: July 1, 2013 to June 30, 2014

Pursuant to Rule 6a-2, Chicago Stock Exchange, Inc. submits the attached materials as an amendment to its application for registration as a national securities exchange. Enclosed are the items, exhibits and certificates in lieu of exhibits listed below:

Form 1 Execution Page

Form 1 Exhibits

Exhibit C
Exhibit D
Exhibit I
Exhibit J
Exhibit K
Exhibit M
Exhibit N

Certificates in Lieu of Exhibits Pursuant to Rule 6a-2, Sections (d)(2) and (d)(3)

Certificate Regarding Certain Information Continuously Available on an Internet Website (Exhibits A, B, C, J, M and N)

Certificate Regarding Certain Unpublished Information (Exhibits J, M and N)

Dated June 30, 2014

CHICAGO STOCK EXCHANGE, INC.

By: 
John K. Kerin

Its: Chief Executive Officer

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

CERTIFICATE OF
THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN INFORMATION CONTINUOUSLY AVAILABLE ON AN INTERNET WEBSITE

The Chicago Stock Exchange, Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(3) pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) The information required in Exhibits A, B, M and N and certain information required in Exhibits C and J is available continuously on an Internet web site controlled by the Exchange and located at http://www.chx.com/.

3) The Exchange hereby certifies, to the best of its information and knowledge, the accuracy of the information as of the date of its publication.

4) The information contained on the Internet website which is required in Exhibits A, B, C, J, M and N is as follows:

Exhibit A — A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B — A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C — For CHX Holdings, Inc., parent of the Exchange the following information:

6. Name and address of organization.

7. Form of organization (e.g., association, corporation, partnership, etc.)

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

Exhibit J A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

3. Principal business address and telephone number;

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security.

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 30th day of June, 2014.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

CERTIFICATE OF THE CHICAGO STOCK EXCHANGE, INC.

REGARDING CERTAIN UNPUBLISHED INFORMATION

The Chicago Stock Exchange. Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(2), pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) Certain information required in Exhibit J is kept up to date by the Exchange's Legal Department and is available to the Commission and the public upon request.

3) Certain information required in Exhibits M and N is kept up to date by the Exchange's Participant Services and Listing Departments and is available to the Commission and the public upon request.

4) The information required in Exhibits J, M and N for which the Exchange maintains current files is as follows:

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit M — Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

2. Date of election to membership or acceptance as a participant, subscriber or other user;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule of each of the following:

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of the 30th day of June, 2014.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Chicago Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   440 S. LaSalle Street, Suite 800 Chicago, Illinois 60605
3. Provide the applicant's mailing address (if different):
   Same
4. Provide the applicant's business telephone and facsimile number:
   312-663-2222 (Telephone) 312-663-2231 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John K. Kerin (Name) CEO (Title) 312-663-2021 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   James G. Ongena
   440 S. LaSalle Street, Suite 800 Chicago, Illiois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Laws

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/14 (MM/DD/YY) Chicago Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) John K. Kerin, CEO (Printed Name and Title)

Subscribed and sworn before me this 30th day of June (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires October 21, 2014 County of Cook State of Illinois


OFFICIAL SEAL
RICHARD S. SCHULTZ
Notary Public - State of Illinois
My Commission Expires Oct 21, 2014

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


CHX
Chicago Stock Exchange

EXHIBIT C – filed and current as of June 30, 2014

CHX Holdings, Inc.

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

7. A copy of the articles of incorporation or associated including all amendments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)



8. A copy of existing by-laws or corresponding rules or instruments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Directors – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Committees - attached

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.



CHX Holdings, Inc.
2014 - 2015 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee:	Ben Witt (Chair) Charles Rogers Matthew Frymier	Kruno Huitzingh John Kerin David Rosedahl
Finance Committee:	Matthew Frymier (Chair) Ben Witt Charles Rogers Chad Bluett Kathy Cheevers Mary Lou Giustini	Kruno Huitzingh John Kerin Matthew Lavicka David Rosedahl Maryann Waryjas
Compensation Committee:	Kruno Huitzingh (Chair) Ben Witt Charles Rogers	Matthew Frymier Richard Lee
Audit Committee:	David Rosedahl (Chair) Ben Witt Charles Rogers	Mary Lou Giustini Kruno Huitzingh Maryann Waryjas
Nominating and Governance Committee:* Consists of six directors.	Maryann Waryjas (Chair) Ben Witt Kathy Cheevers	Kruno Huitzingh Matthew Lavicka Noel Reyes

*The Nominating and Governance Committee is appointed by the Board of Directors.


CHX
Chicago Stock Exchange

EXHIBIT D – filed and current as of June 30, 2014

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that affect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

The financial statements of CHX Holdings, Inc., the 100% shareholder and parent corporation of the Exchange, are consolidated with the financial statements of the applicant, the Chicago Stock exchange, Inc. *See* Exhibit I for applicant's audited financial statements for the period ending December 31, 2013. CHX Holdings does not conduct business operations or maintain assets or liabilities, other than a small checking account for the purposes of depositing fees relating to CHX Holdings shareholder administration services. Accordingly, there are no unconsolidated financial statements for CHX Holdings.


CHX
Chicago Stock Exchange

EXHIBIT I – filed and current as of June 30, 2014

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.



CHX Holdings, Inc. and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2012 and 2011



The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.


BDO

CHX Holdings, Inc. and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2012 and 2011

CHX Holdings, Inc. and Subsidiaries

Contents



Tel: 312-856-9100
Fax: 312-856-1379
www.bdo.com

330 N. Wabash Avenue, Suite 3200
Chicago, IL 60611

Independent Auditor's Report

Board of Directors
CHX Holdings, Inc. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated financial statements of CHX Holdings, Inc. and Subsidiaries (the "Exchange"), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, shareholders' (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Exchange's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CHX Holdings, Inc. and Subsidiaries (the "Exchange") as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Chicago, Illinois
April 30, 2013

Consolidated Financial Statements

CHX Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,		2012		2011
Assets				
Current Assets				
Cash and cash equivalents	$	6,731,000	$	7,064,000
Accounts receivable – net		2,171,000		2,234,000
Prepaid expenses		641,000		651,000
Other current assets		9,000		17,000
Total Current Assets		9,552,000		9,966,000
Noncurrent Assets				
Equipment, leasehold improvements, software and other capitalized costs – net		3,298,000		4,505,000
Other noncurrent assets		117,000		194,000
Total Noncurrent Assets		3,415,000		4,699,000
Total Assets	$	12,967,000	$	14,665,000

CHX Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2012	2011
Liabilities and Shareholders' (Deficit) Equity		
Current Liabilities		
Section 31 fees payable	$ 2,369,000	$ 2,305,000
Other current liabilities	2,145,000	1,973,000
Total Current Liabilities	4,514,000	4,278,000
Noncurrent Liabilities		
Note payable - net of note discount of $672,000 and $747,000, respectively	5,328,000	5,253,000
Nonqualified pension plan	2,874,000	2,722,000
Other noncurrent liabilities	1,036,000	1,687,000
Total Noncurrent Liabilities	9,238,000	9,662,000
Total Liabilities	13,752,000	13,940,000
Shareholders' (Deficit) Equity		
Preferred stock, $0.01 par value – 25,000 shares authorized:		
Series A – 3,563 shares authorized and 2,250 shares of Series A convertible stock, convertible into 225,000 shares of common stock, issued and outstanding; aggregate liquidation preference of $20 million	18,328,000	18,328,000
Series B – 1,500 shares authorized and 267.38 shares of Series B convertible stock, convertible into 26,378 shares of common stock, issued and outstanding	-	-
Common stock, $0.01 par value – 900,000 shares authorized; 450,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	23,705,000	23,705,000
Accumulated deficit	(42,000,000)	(40,724,000)
Accumulated other comprehensive loss	(823,000)	(589,000)
Total Shareholders' (Deficit) Equity	(785,000)	725,000
Total Liabilities and Shareholders' (Deficit) Equity	$ 12,967,000	$ 14,665,000

See accompanying notes to consolidated financial statements and independent auditor's report.

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

Year ended December 31,	2012	2011
Revenues		
Transaction fees – net of institutional broker credits of $1,730,000 and $1,502,000, respectively	$ 11,522,000	$ 11,572,000
Participant services and fees	3,249,000	3,274,000
Market data fees	1,196,000	1,624,000
Trading permit fees	775,000	834,000
Listing fees	321,000	223,000
Interest	15,000	12,000
Total revenues	17,078,000	17,539,000
Expenses		
Employee compensation and benefits	9,593,000	9,525,000
Communications, equipment and related costs	1,925,000	2,145,000
Facilities rent, maintenance and utilities	1,792,000	1,895,000
Depreciation and amortization	1,772,000	3,223,000
Professional and other outside services	1,629,000	1,868,000
General and administrative	1,089,000	798,000
Interest expense	554,000	530,000
Total expenses	18,354,000	19,984,000
Loss before income taxes	(1,276,000)	(2,445,000)
Income tax expense	-	9,000
Net loss	(1,276,000)	(2,454,000)
Minimum Pension Liability Adjustment	(234,000)	(268,000)
Comprehensive Loss	$ (1,510,000)	$ (2,722,000)

See accompanying notes to consolidated financial statements and independent auditor's report.

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Shareholders' (Deficit) Equity

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 1, 2011	2,250	$ 18,328,000	267	$ -	450,000	$ 5,000	$ 23,705,000	$ (38,270,000)	$ (321,000)	$ 3,447,000
Net loss	-	-	-	-	-	-	-	(2,454,000)	-	(2,454,000)
Minimum pension liability	-	-	-	-	-	-	-	-	(268,000)	(268,000)
Balance, December 31, 2011	2,250	18,328,000	267	-	450,000	5,000	23,705,000	(40,724,000)	(589,000)	725,000
Net loss	-	-	-	-	-	-	-	(1,276,000)	-	(1,276,000)
Minimum pension liability	-	-	-	-	-	-	-	-	(234,000)	(234,000)
Balance, December 31, 2012	2,250	$ 18,328,000	267	$ -	450,000	$ 5,000	$ 23,705,000	$ (42,000,000)	$ (823,000)	$ (785,000)

See accompanying notes to consolidated financial statements and independent auditor's report.

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31,	2012	2011
Cash Flows From Operating Activities		
Net loss	$ (1,276,000)	$ (2,454,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	1,772,000	3,223,000
Non-cash interest expense	75,000	128,000
Changes in:		
Accounts receivable – net	63,000	252,000
Prepaid expenses	10,000	35,000
Other current assets	8,000	1,000
Other noncurrent assets	77,000	(164,000)
Section 31 fees payable	64,000	454,000
Other current liabilities	172,000	(527,000)
Nonqualified pension plan	(82,000)	(77,000)
Other noncurrent liabilities	(651,000)	(617,000)
Net cash provided by operating activities	232,000	254,000
Cash Flows From Investing Activities		
Capital expenditures	(565,000)	(866,000)
Net Decrease in Cash and Cash Equivalents	(333,000)	(612,000)
Cash and Cash Equivalents, at beginning of year	7,064,000	7,676,000
Cash and Cash Equivalents, at end of year	$ 6,731,000	$ 7,064,000
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for income taxes	$ -	$ 9,000
Cash paid during the year for interest	$ 480,000	$ 362,000

See accompanying notes to consolidated financial statements and independent auditor's report.

1. Description of Business

CHX Holdings, Inc. (CHX Holdings) is a for-profit, Delaware stock corporation. The Chicago Stock Exchange, Inc. (CHX) is an equity exchange in the United States of America. CHXBD, LLC (CHXBD), a Delaware limited liability corporation, is a broker dealer. The consolidated financial statements include the accounts of CHX Holdings, Inc. and its wholly-owned subsidiaries, the Chicago Stock Exchange, Inc. and CHXBD, LLC (collectively "the Exchange").

In June 2012, CHX Holdings formed CHXBD, which was inactive in 2012.

In July 2006, CHX Holdings entered into a strategic transaction in connection with the investment by Banc of America Strategic Investments Corporation; Bear REX, Inc., an affiliate of Bear, Stearns & Co., Inc., which was subsequently acquired by JPMorganChase, Inc.; E*Trade Capital Markets Execution Services, LLC; and The Goldman Sachs Group, Inc. (collectively, the "Investors"). The transaction involved the issuance of 2,250 shares of Series A Convertible Preferred Stock, $0.01 par value per share (Series A Preferred). These securities are further discussed in Note 7.

2. Basis of Presentation

As shown in the consolidated financial statements, the Exchange recorded a comprehensive loss of $1,510,000 compared to a comprehensive loss of $2,722,000 for the years ended December 31, 2012 and 2011, respectively. The loss had a negative impact on the Exchange's cash position as its cash decreased by $333,000 in 2012.

In 2012, total revenue decreased by $461,000. The primary reason for the decrease in revenue was a $428,000 (26%) decrease in market data fees. Market data fees are earned on the sale of market transaction information and are derived from market share data. The overall market composite trading volume decreased approximately 18% in 2012. CHX's market share also decreased in 2012 and as a result of lower quoting and trading activity CHX earned less market data revenue.

In 2012, expenses decreased by $1,630,000 (8%) compared to 2011. The decrease was primarily the result of a $1,451,000 (45%) reduction in depreciation and amortization expense as certain software and other capitalized costs were fully amortized in 2011. Professional and other outside services expense decreased $239,000 (13%) in 2012. The Exchange, in order to reduce future storage costs, incurred significant expense in 2011 to destroy stored records. The savings in record destruction expense in 2012 was partially offset by increased legal expense and New Jersey data center costs. The Exchange reduced its telecommunication and equipment costs by $220,000 (10%) by reducing its reliance on leased equipment and by reducing maintenance and communication lines expense. These decreases were partially offset by a $291,000 (36%) increase in general and administrative expense. The increase was the result of a $300,000 accrual related to an offer of a settlement regarding a Securities and Exchange Commission investigation.

Management continues to review current revenue streams and explore potential new revenue sources while implementing cost-savings measures in order to conserve cash in 2013. Management believes that the cash and cash equivalents balance available at December 31, 2012 is sufficient to fund the operations and investments of the Exchange during 2013.

3. Summary of Significant Accounting Policies

Consolidation

All CHX Holdings, CHX and CHXBD intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents consist principally of money market funds which invest in U.S. Treasury bills, notes, bonds, other U.S. obligations issued or guaranteed by the U.S. Treasury and securities purchased under resale agreements collateralized by U.S. Government securities.

Depreciation and Amortization

Depreciation is provided on the straight-line method over useful lives of generally three to five years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the life of the asset or the term of the lease. Capitalized labor costs are amortized using a straight-line method typically over three to five years, consistent with the life of the underlying asset (primarily internally-developed software).

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of a long-lived asset is not recoverable, the carrying amount is reduced to the estimated recoverable value.

Income Taxes

Income tax expense is calculated under the liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized against future taxable income.

In July 2006, the FASB issued certain provisions of ASC 740, *"Income Taxes,"* related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. CHX records interest and penalties on uncertain tax positions as income tax expense. CHX had no such interest or penalties expense in 2012 or 2011.

Revenue Recognition

Transaction fees are imposed on certain trades and clearing activity executed by CHX institutional brokers and are recorded as of the trade date. Institutional brokers earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on CHX by the broker for which CHX received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through CHX by the broker for which CHX received a clearing fee. *Liquidity fees and rebates* are imposed on trades executed in the CHX matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Such fees and rebates are included in transaction fees in the consolidated statements of operations. *Participant services and fees* consist principally of connectivity fees, SRO fees, trading space rent and other fees. Such fees are recognized over the period the fees are earned. *Market data fees* are earned on the sale of market transaction information and are derived from market share data. Market data fees are recorded on an accrual basis when earned. *Trading permit fees* are recognized on an accrual basis when earned. *Listing fees* represent fees charged to security issuers for listing on CHX and are recognized ratably over the year for maintenance listings and, as incurred, for additional listings.

Concentration of Transaction Fees Revenue

Certain CHX customers have business relationships with CHX institutional brokers and, as a result, send orders to such brokers for execution. CHX has a small number of institutional broker firms that transact such business. Two firms were responsible for the generation of approximately 76% and 69% of total gross transaction fees in 2012 and 2011, respectively. If either of those firms was to sever their relationship with CHX and the related transactions were not executed by the remaining CHX brokers, CHX would be exposed to a significant amount of risk from the loss of such revenue. That risk is mitigated somewhat by the ability of other CHX institutional broker firms to compete for the activity generated by the originator of such orders.

Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual amounts realized may differ from those estimates.

Reclassifications

Certain 2011 amounts have been reclassified to conform to the 2012 presentation.

4. Accounts Receivable - net

Accounts receivable – net consisted of the following:

December 31,	2012	2011
Accounts receivable	$ 1,882,000	$ 1,800,000
Market data fees receivable	247,000	418,000
Other receivables	48,000	25,000
Subtotal	2,177,000	2,243,000
Less allowance	(6,000)	(9,000)
Total	$ 2,171,000	$ 2,234,000

5. Equipment, Leasehold Improvements, Software and Other Capitalized Costs

Equipment, leasehold improvements, software and other capitalized costs consisted of the following:

December 31,	2012	2011
Equipment and office furnishings	$ 2,532,000	$ 2,854,000
Leasehold improvements	5,800,000	5,800,000
Software and other capitalized costs	1,106,000	2,809,000
Subtotal	9,438,000	11,463,000
Less accumulated depreciation and amortization	(6,140,000)	(6,958,000)
Total	$ 3,298,000	$ 4,505,000

Software and other capitalized costs include purchased computer software, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with developing computer software for internal use.

The Exchange capitalized costs for computer software development in the amounts of $123,000 and $41,000 for the years ended December 31, 2012 and 2011, respectively. Amortization expense for computer software development was $276,000 and $1,653,000 for 2012 and 2011, respectively. For the years 2013 through 2017, the remaining estimated total amortization expense will be approximately $269,000.

6. Other Current Liabilities

Other current liabilities consisted of the following:

December 31,	2012	2011
Rent abatement and accrued rent (Note 13)	$ 386,000	$ 352,000
Credits to participants and other payables	669,000	514,000
Accrued operating expenses	330,000	388,000
Accrued compensation	283,000	242,000
Tenant improvement allowance (Note 13)	264,000	264,000
Nonqualified pension plan	213,000	213,000
Total	$ 2,145,000	$ 1,973,000

7. Shareholders' (Deficit) Equity

Preferred Stock

CHX Holdings has authorized 25,000 shares of $0.01 par value preferred stock.

Series A

In July 2006, as part of a strategic transaction, 3,563 shares of preferred stock were designated Series A Preferred. Each share is convertible into 100 shares of common stock. In July 2006, CHX Holdings issued 2,250 shares of Series A Preferred to certain investors.

The Certificate of Designations sets forth the privileges and restrictions of the Series A Preferred. In the event of any merger, consolidation, sale, lease, transfer, exclusive license or other disposition of substantially all the assets of the corporation or a dissolution or winding up of the corporation, whether voluntary or involuntary (a "Deemed Liquidation Event"), as defined in the Certificate of Designations, the holders of the Series A Preferred are entitled to either (i) be paid out of the assets of the Company available for distribution to its shareholders and before any payment shall be made to holders of junior securities, an amount per share equal to the Series A Preferred original issue price of $8,888.89 plus dividends declared but not paid or (ii) convert their Series A Preferred into common stock and participate in the distribution of assets on a pro-rata basis with the holders of common stock. During 2012 and 2011, no dividends were declared or paid on the Series A Preferred.

Series B

In October 2007, the Board of Directors (the "Board") of CHX Holdings, as part of the CHX Holdings Long-Term Incentive Plan (LTIP), authorized the designation of 1,500 shares of preferred stock as Series B Convertible Preferred Stock. An aggregate of 1,050 shares would be available for awards under the plan, which may be granted in the form of nonqualified stock options, restricted stock, restricted stock units and bonus stock. Awards may vest based on continued service, satisfaction of performance goals or both service and performance. The Series B Convertible Preferred Stock was designed to act as a common stock equivalent. Each share may be converted into 100 shares of common stock by a majority vote of the Board. The Compensation Committee of the Board may select eligible persons to receive awards and determine the form, amount and timing of each award and all other terms and conditions of each award, including the number of shares subject to the award and the vesting period and applicable performance goals. Upon a change in control of CHX, the Board, in its discretion, may (i) cause some or all outstanding awards to become fully vested and/or exercisable; (ii) cause outstanding awards to be converted into awards relating to the stock of CHX resulting from the transaction (or CHX Holdings), with or without accelerated vesting; or (iii) cause all outstanding awards, with or without accelerated vesting, to be canceled in exchange for a cash payment equal to, in the case of an option, the intrinsic value, at the time of the change in control or, in the case of a restricted stock or restricted stock unit award, the value of the award at the time of the change in control. The plan will terminate 10 years after its effective date unless terminated earlier by the Board.

In April 2008, CHX Holdings granted an aggregate of 351.61 shares of restricted Series B Convertible Preferred Stock under the LTIP. One-third of the restricted shares could have vested on each of December 31, 2010, 2009, and 2008, provided the restricted shareholder remained continuously employed through the applicable vesting date and that CHX Holdings met certain cash thresholds. The cash thresholds were not attained and, pursuant to the LTIP, the vesting was deferred until such thresholds are met. Due to employee changes, 267.38 shares of Series B

Convertible Preferred stock remain issued and outstanding as of December 31, 2012 and 2011 and none of the shares were vested. During 2012 and 2011, no dividends were declared or paid on the Series B Convertible Preferred Stock.

Common Stock

In July 2006, as part of a strategic transaction, an additional 150,000 shares of $0.01 par value common stock were authorized. As a result, 900,000 shares of common stock were authorized and 450,000 shares were outstanding at December 31, 2012 and 2011. CHX Holdings common stock is a restricted security under the Securities Act of 1933 and is subject to specific ownership, voting and transfer restrictions. Subject to applicable limitations under Delaware law, and the protective provisions of the holders of Series A Preferred Stock, holders of CHX Holdings common stock are entitled to receive such dividends or other distributions as may be declared by the Board out of funds legally available for those purposes. During 2012 and 2011, no dividends were declared or paid on the common stock.

8. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. Management is not aware of any ongoing litigation involving CHX.

The CHX is regulated by the U. S. Securities and Exchange Commission (SEC). In September 2011, CHX received a request from the SEC Staff that it voluntarily produce documents and information in connection with an inquiry relating to a functionality of the Exchange's Brokerplex system that had been offered to CHX institutional brokers between December 2006 and December 2010. In April 2013, following discussions with the SEC Staff, CHX made an offer of settlement to resolve this matter. Without admitting or denying wrongdoing, CHX offered to pay a civil monetary penalty of $300,000 and consent to the entry of an administrative cease and desist order with respect to violations of Section 19(g)(1) of the Securities Exchange Act of 1934 and Rule 611 of Regulation NMS. The SEC Staff has agreed to recommend that the SEC approve the offer of settlement. The proposed settlement is subject to approval by the SEC. The amount of the proposed settlement is included in other current liabilities in the consolidated balance sheet as of December 31, 2012 and in general and administrative expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2012.

9. Income Taxes

The provision for income taxes for the years ended December 31, 2012 and 2011 consisted of the following:

December 31,	**2012**	2011
Current		
Federal	$ -	$ 9,000
State	-	-
Total	-	9,000
Deferred		
Federal	-	-
State	-	-
Total	-	-
Income tax expense	$ -	$ 9,000

The provision for federal income taxes differed from that obtained at the statutory rate as follows:

December 31,	2012	2011
Federal income tax loss - at stationary rate of 34%	$ (434,000)	$ (831,000)
State income tax expense - net federal tax effect	-	-
Valuation and reserve adjustments	330,000	839,000
Permanent difference	104,000	1,000
Income tax expense	$ -	$ 9,000

The gross deferred tax assets and liabilities at December 31, 2012 and 2011 were as follows:

December 31,	2012	2011
Deferred tax assets:		
Current:		
Accrued professional fees	$ 32,000	$ 34,000
Accrued compensation	27,000	28,000
Allowance for bad debts	3,000	4,000
Other	21,000	21,000
Total current	83,000	87,000
Noncurrent:		
Net operating loss carryforward	17,714,000	16,686,000
Deferred rent	2,281,000	2,019,000
Basis difference in fixed assets	702,000	1,964,000
Pension and ASC 715 accruals	1,192,000	1,145,000
Alternative minimum tax credit carryforward	101,000	101,000
Charitable contribution carryforward	-	3,000
Other	781,000	781,000
Total noncurrent	22,771,000	22,699,000
Subtotal	22,854,000	22,786,000
Valuation allowance	(22,655,000)	(22,585,000)
Total deferred tax assets	199,000	201,000
Deferred tax liabilities:		
Current - prepaid expenses	(199,000)	(201,000)
Total deferred tax liabilities	(199,000)	(201,000)
Net deferred tax assets and liabilities	$ -	$ -

The Exchange believes that it is more likely than not that as of December 31, 2012 and 2011, all of the net deferred tax assets will not be recognized and will not provide a consolidated financial statement benefit in the future. Based upon consideration of the Exchange's history of operating losses and the uncertainty of overall Exchange profitability in the future, management believes that the valuation allowance of $22,655,000 and $22,585,000 at December 31, 2012 and 2011, respectively, was sufficient to reduce the net deferred tax assets to $0.

At December 31, 2012, the Exchange has federal and state net operating loss (NOL) carryforwards available for reduction of future income tax liabilities. The gross federal net operating loss carryforwards of $45,435,000 expire at various dates between 2024 and 2032. The post-apportionment Illinois net operating loss carryforwards of $44,300,000 expire at various dates between 2017 and 2026. The post-apportionment New York net operating loss carryforwards of $548,000 expire at various dates between 2023 and 2032.

The statue of limitations is normally three years from the extended due date of the return for federal and state tax purposes. However for taxpayer's with NOLs, the statute is effectively open to any year in which an NOL was generated. The statue of limitations for CHX is effectively open for the years of 2004 through 2012 and 2003 through 2012 for federal and state tax purposes, respectively.

CHX's 2005 and 2006 federal tax returns were examined by the Internal Revenue Service ("IRS") with no adjustments to taxable income. CHX's 2004 and 2007 through 2012 federal tax returns have not been examined by the IRS.

CHX's 2004, 2005, 2007 and 2008 Illinois tax returns were examined by the State of Illinois with no adjustments to taxable income. CHX's 2003, 2006 and 2009 through 2012 Illinois tax returns have not been examined by the State of Illinois.

CHX's 2003 through 2007, 2011 and 2012 New York tax returns have not been examined by the State of New York.

At December 31, 2012, CHX had no pending federal or state tax income tax audits, except for a New York state income tax audit for the years 2008 through 2010.

10. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined.

The nonqualified pension plan, with an aggregate projected benefit obligation of $3,087,000 and $2,935,000 as of December 31, 2012 and 2011, respectively, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, *Compensation—Retirement of Benefits*.

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below:

December 31,	**2012**	2011
Change in projected benefit obligation:		
Benefit obligation, at beginning of year	**$ 2,935,000**	$ 2,744,000
Interest cost	**120,000**	138,000
Net actuarial loss	**251,000**	270,000
Benefits paid	**(219,000)**	(217,000)
Projected benefit obligation, at end of year	**$ 3,087,000**	$ 2,935,000

Weighted-average assumptions used to determine benefit obligations are as follows:

December 31,	2012	2011
Discount rate	3.50%	4.25%
Rate of compensation increase	N/A	N/A

Change in fair value of plan assets is as follows:

For the year ended December 31,	2012	2011
Change in plan assets		
Fair value of plan assets, at beginning of year	$ -	$ -
Employer contribution	219,000	217,000
Benefits paid	(219,000)	(217,000)
Fair value of plan assets, at end of year	$ -	$ -

Funded status is as follows:

December 31,	2012	2011
Projected benefit obligation	$ (3,087,000)	$ (2,935,000)
Fair value of plan assets	-	-
Net amount recognized	$ (3,087,000)	$ (2,935,000)

Amounts recognized in the consolidated balance sheets are as follows:

December 31,	2012	2011
Current liabilities	$ (213,000)	$ (213,000)
Noncurrent liabilities	(2,874,000)	(2,722,000)
Net amount recognized	$ (3,087,000)	$ (2,935,000)

Amounts recognized in accumulated other comprehensive loss in the consolidated statements of shareholders' (deficit) equity are as follows:

December 31,	2012	2011
Net accrual loss	$ (234,000)	$ (268,000)
Net amount recognized	$ (234,000)	$ (268,000)

The accumulated benefit obligation for the nonqualified pension plan was $3,087,000 and $2,935,000 at December 31, 2012 and 2011, respectively.

Components of net periodic benefit cost are as follows:

December 31,	2012	2011
Interest cost	$ 120,000	$ 138,000
Recognized net actuarial loss	17,000	3,000
Net periodic benefit cost	$ 137,000	$ 141,000

Estimated future benefit payments, which reflect expected future service at December 31, 2012, are as follows:

Years ending December 31,	
2013	$ 217,000
2014	214,000
2015	234,000
2016	229,000
2017	224,000
2018-2022	1,023,000

Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2012 and 2011 are as follows:

Year ended December 31,	**2012**	2011
Discount rate	**4.25%**	5.25%

The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are eligible participants and have the option to contribute to the plan. The plan also provides for a discretionary employer matching contribution.

The discretionary employer matching contribution, which was approved by the Board of Directors, was equal to $0.50 per $1.00 up to the first 6% of eligible contributions, a maximum 3% contribution for eligible participating employees. The Exchange's discretionary employer matching contributions to the savings plan were $166,000 and $160,000 for 2012 and 2011, respectively.

The Exchange has future obligations under deferred compensation arrangements with certain executives, which vest pursuant to the respective plans, and are unfunded.

Three agreements vested and were paid annually over three and four year periods and terminated in January 2011. The agreements vested pro rata on January 1 provided that the employee remained continuously employed through the vesting date.

One agreement vested and was to be paid annually over three years and was scheduled to terminate in January 2014. This agreement vested pro rata on December 31 provided that the employee remained continuously employed through the vesting date. The employee resigned in 2012, and accordingly the agreement was terminated.

One agreement effective in 2012 vests on January 1, 2013 provided that the employee remained continuously employed through the vesting date. This agreement vested on January 1, 2013. Another agreement effective in 2012 vests and is paid annually over two years and terminates in January 2015. The agreement vests pro rata on December 31 provided that the employee remained continuously employed through the vesting date.

These deferred compensation obligations total $40,000 and $25,000 as of December 31, 2012 and 2011, respectively and are included in accrued compensation.

The Exchange has employment agreements with several of its officers. The agreements provide for salary and health benefit continuation in the event of termination other than for cause, or under certain defined circumstances for a change in control of the Exchange.

11. Note Payable

In March 2009, the Exchange amended its December 2000 restated lease (see Note 13). In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000. The note is due on March 1, 2019 and was interest free until March 1, 2011, at which time the annual interest rate became 8%. Interest is payable quarterly in arrears, on the first day of June, September, December and March for the immediately preceding quarter with the first payment due June 1, 2011. In accordance with ASC 835-30, "*Imputation of Interest*," the note was initially recorded at its fair value of $4,324,000, which is based on management's estimate of an Exchange-specific rate of 10% that would apply to a comparable 10-year loan to the Exchange from an outside lender. Interest expense of 10% is recognized over the life of the note based on the effective interest method which takes into account the note's discount of $1,676,000 and its annual 8% interest rate. For the years ended December 31, 2012 and 2011, the Exchange recorded interest expense of $554,000 and $530,000, respectively.

12. Other Noncurrent Liabilities

The components of other noncurrent liabilities included in the consolidated balance sheets were as follows:

December 31,	2012	2011
Rent abatement (Note 13)	$ 560,000	$ 933,000
Tenant improvement allowance (Note 13)	396,000	661,000
Accrued rent	80,000	93,000
Total	$ 1,036,000	$ 1,687,000

13. Lease Arrangements and Commitments

The Exchange leases facilities and equipment under operating leases expiring at various dates through 2015. Certain leases contain renewal options and escalation clauses.

In December 2000, the Exchange amended and consolidated its space leases under a master leasing arrangement expiring in 2015. The amended lease became effective August 1, 2002. As an incentive for the Exchange to sign the new lease agreement, the lessor provided a tenant improvement allowance of approximately $4,000,000. The Exchange used this allowance to pay for the cost of certain equipment, office furnishings and leasehold improvements. The allowance at December 31, 2012 and 2011 was $660,000 and $925,000, respectively, and is included in other current and noncurrent liabilities and is being recognized as a reduction of rental expenses on a straight-line basis over the term of the lease. The amount of and accounting for this allowance is not changed by the lease amendment discussed in the following paragraph.

In March 2009, the Exchange amended its December 2000 restated lease. The amendment allowed for the Exchange to surrender 87,433 square feet of its then current leased space and to lease an additional 25,426 square feet. The original lease expiration date of June 30, 2015 remained unchanged. As an incentive for the Exchange to sign the lease amendment, the lessor provided a rent abatement of approximately $2,400,000 in 2009, all of which was used by the Exchange to pay for the cost of certain equipment, office furnishings and leasehold improvements. $0 and $607,000 of the rent abatement was repaid to the lessor in monthly installments in 2012 and 2011, respectively. The rent abatement repayment obligation was satisfied in 2011.

The rent abatement allowance at December 31, 2012 and 2011 was $933,000 and $1,306,000, respectively, which is included in other current and noncurrent liabilities and is being recognized as a reduction of rental expense on a straight-line basis over the term of the new lease.

Minimum lease commitments, exclusive of taxes, maintenance and other related costs applicable to existing operating leases, at December 31, 2012, were as follows:

Years ending December 31,	Operating Leases
2013	$ 1,402,000
2014	1,436,000
2015	732,000
Total	$ 3,570,000

Net rent expense for 2012 and 2011 was $1,653,000 and $1,864,000, respectively. Rent expense includes base rent, taxes, maintenance and other costs related to leased property.

14. Subsequent Events

The Exchange has evaluated all subsequent events requiring recognition and disclosure in the consolidated financial statements through April 30, 2013, the date the consolidated financial statements were available for issuance.

The CHX is regulated by the U. S. Securities and Exchange Commission (SEC). In September 2011, CHX received a request from the SEC Staff that it voluntarily produce documents and information in connection with an inquiry relating to a functionality of the Exchange's Brokerplex system that had been offered to CHX institutional brokers between December 2006 and December 2010. In April 2013, following discussions with the SEC Staff, CHX made an offer of settlement to resolve this matter. Without admitting or denying wrongdoing, CHX offered to pay a civil monetary penalty of $300,000 and consent to the entry of an administrative cease and desist order with respect to violations of Section 19(g)(1) of the Securities Exchange Act of 1934 and Rule 611 of Regulation NMS. The SEC Staff has agreed to recommend that the SEC approve the offer of settlement. The proposed settlement is subject to approval by the SEC. The amount of the proposed settlement is included in other current liabilities in the consolidated balance sheet as of December 31, 2012 and in general and administrative expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2012.


CHX
Chicago Stock Exchange

EXHIBIT J- filed and current as of June 30, 2014

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

For numbers 1 and 2 above (except committee members) please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

For committee members please see attached.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


CHX
Chicago Stock Exchange

EXHIBIT K – filed and current as of June 30, 2014

This exhibit does not apply as 100% of the Exchange's common stock is owned by CHX Holdings, Inc., a Delaware corporation.



EXHIBIT M – filed and current as of June 30, 2014

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

2. Date of election to membership or acceptance as a participant, subscriber or other user;

   Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

3. Principal business address and telephone number;

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.);

   Please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

Chicago Stock Exchange, Inc.
2014 - 2015 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee: Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors.	Ben Witt Charles Rogers Matthew Frymier	Kruno Huitzingh John Kerin David Rosedahl
Finance Committee: Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors.	Matthew Frymier (Chair) Ben Witt Charles Rogers Chad Bluett Kathy Cheevers Mary Lou Giustini	Kruno Huitzingh John Kerin Matthew Lavicka David Rosedahl Maryann Waryjas
Regulatory Oversight Committee: Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee.	Charles Rogers (Chair) Ben Witt Kathy Cheevers* Mary Lou Giustini Kruno Huitzingh David Rosedahl Maryann Waryjas *(non-voting advisor)	
Committee on Exchange Procedure: Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee.	Chad Bluett (Chair) Jon Bloom Scott Epstein	Scott Freyn Mike Pelech Ryan Peterson Noel Reyes
Judiciary Committee: *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.*		

Compensation Committee: Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors.	Kruno Huitzingh (Chair) Ben Witt Charles Rogers Matthew Frymier Richard Lee
Audit Committee: Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director.	David Rosedahl (Chair) Ben Witt Charles Rogers Mary Lou Giustini Kruno Huitzingh Maryann Waryjas
Participant Advisory Committee: Must have at least five members, all of whom must be Participants.	Chad Bluett Jon Bloom Scott Epstein Scott Freyn Mike Pelech Ryan Peterson
Nominating and Governance Committee:* Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder.	Maryann Waryjas (Chair) Ben Witt Kathy Cheevers Matthew Lavicka
Listing Committee:	Kruno Huitzingh (Chair) Charles Rogers Kathy Cheevers Mary Lou Giustini

*The Nominating and Governance Committee is appointed by the Board of directors.